06004087

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14900

AB 3/20

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Muriel Siebert & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue Suite 1720
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ramos — (212) 644-2400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Muriel F. Siebert and Joseph Ramos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muriel Siebert & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Signature

Chief Financial Officer

Title

Notary Public

RAVI JETHMAL
Notary Public, State of New York
No. 01JE6053096
Qualified in New York County
Commission Expires January 2, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURIEL SIEBERT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (a wholly owned subsidiary of Siebert Financial Corp.) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 16, 2006

MURIEL SIEBERT & CO., INC.

Statement of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 30,947,000
Cash equivalents - restricted	1,300,000
Receivable from clearing broker	2,401,000
Receivable from parent and affiliates	731,000
Furniture, equipment and leasehold improvements, net	828,000
Investment in and advances to investee	3,739,000
Prepaid expenses and other assets	979,000
Intangibles, net	744,000
Deferred taxes, net	474,000
	$ 42,143,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 6,463,000
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	10,099,000
Retained earnings	25,605,000
Less 94 shares of treasury stock, at cost	(25,000)
	35,680,000
	$ 42,143,000

See notes to statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Muriel Siebert & Co., Inc. (the "Company"), a wholly owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, investment banking, and trading securities for its own account.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. Those functions are performed by the clearing firms, which are highly capitalized. Marketable securities are valued at market value.

[3] Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis.

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes.

[4] Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[6] Cash equivalents - restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which Siebert is obligated to lend to Siebert, Brandford, Shank & Co., L.L.C. ("SBS") on a subordinated basis. Any outstanding amounts under the note bear interest at 8% per annum and are repayable on August 31, 2007.

[7] Investment in and advances to investee:

The Company's 49% investment in SBS, including advances of $102,000, is accounted for on the equity method. Summarized financial data of SBS for 2005 is as follows: Total assets of $14,166,000, total liabilities of $6,547,000, including subordinated liabilities of $1,200,000, total members' capital of $7,619,000, revenue of $21,086,000 and net income of $3,377,000.

NOTE B - INTUIT LAWSUIT UPDATE:

Siebert filed a lawsuit against Intuit Inc. ("Intuit") in the New York State Supreme Court on September 17, 2003 (the "Intuit Lawsuit") seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages for claims relating to the Joint Brokerage Service (the "JBS") conducted during the years ended December 31, 2003 and 2002 under the Strategic Alliance Agreement between Siebert and Intuit. The Court denied Intuit's motion to dismiss Siebert's cause of action for breach of fiduciary duty, breach of contractual obligations to pay shared expenses, promissory estoppel, and breach of the implied covenant of good faith and fair dealing. The Court granted Intuit's motion to dismiss Siebert's causes of action for breach of the express covenant of good faith and fair dealing, misrepresentation and/or fraud, and its request for punitive damages. Intuit has counterclaimed against Seibert seeking not less than $6.6 million. Siebert and Intuit have appealed from certain portions of the Court's decision and Siebert has also moved for reargument of that decision for punitive damages. In November 2005, Intuit's counsel was disqualified by the Court from representing Intuit in this action. Any further activity in the action is stayed pending Intuit's appeal from the order of disqualification, which appeal is likely to be heard by the Appellate Court in April 2006.

NOTE C - INTANGIBLES, NET

Intangible assets consist of the cost to acquire certain retail discount brokerage accounts of $2,938,000 which is being amortized over periods from three to five years. At December 31, 2005, the unamortized balance is $744,000.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, at cost, consist of the following:

Equipment	$ 2,251,000
Leasehold improvements	207,000
Furniture and fixtures	21,000
	2,479,000
Less accumulated depreciation and amortization	(1,651,000)
	$ 828,000

NOTE E - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2005, the Company had net capital of approximately $25,590,000, which was approximately $25,340,000 in excess of required net capital. The Company claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (CONTINUED)

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2005 settled with no material adverse effect on the Company's statement of financial condition.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

Siebert terminated the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing") in 2003. Based on consultation with counsel, Siebert believes that the $1,500,000 that it advanced to Pershing in January 2003 should have been returned and that Pershing may be liable for damages. Pershing has expressed its belief that it is entitled to retain the advance and receive a minimum of $13 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit and that the ultimate result of this matter will not have a material adverse effect on result of operations or financial position. Siebert in 2004 decided not to commence proceedings against Pershing and charged off the $1,500,000 advance to Pershing. Siebert and Pershing in 2005 entered into a Limited Release Agreement under which Siebert received a release from the $3 million disputed claims for unreimbursed fees and costs, and Pershing was released from any liability to Siebert based upon the disputed fees and costs, and Siebert paid consideration to Pershing that had previously been accrued.

The Company rents office space under long-term operating leases expiring in various periods through 2009. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year Ending December 31,	Amount
2006	$ 965,000
2007	424,000
2008	389,000
2009	185,000
	$ 1,963,000

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2005.

The Company executed a demand note payable agreement in favor of SBS in the amount of $1,200,000 collateralized by $1,300,000 of cash equivalents, which are reported as cash equivalents - restricted. This obligation is not included in the Company's statement of financial condition because it has not been drawn down by SBS.